UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.           )*

Motorsport Games Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

62011B102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62011B102

(1)	Names of reporting persons Motorsport Network, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Florida

Number of	(5)	Sole voting power
shares beneficially owned by	(6)	Shared voting power 7,000,000
each reporting person	(7)	Sole dispositive power
with:	(8)	Shared dispositive power 7,000,000

(9)	Aggregate amount beneficially owned by each reporting person 7,000,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 59.96%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 62011B102

(1)	Names of reporting persons Mike Zoi
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of	(5)	Sole voting power
shares beneficially owned by	(6)	Shared voting power 7,000,000
each reporting person	(7)	Sole dispositive power
with:	(8)	Shared dispositive power 7,000,000

(9)	Aggregate amount beneficially owned by each reporting person 7,000,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 59.96%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 62011B102

ITEM 1.

a)	Name of Issuer:

Motorsport Games Inc.

b)	Address of Issuer’s Principal Executive Offices:

5972 NE 4th Avenue

Miami, FL 33137

ITEM 2.

a)	Name of Person Filing:

This Schedule 13G is being filed by Motorsport Network, LLC, a Florida limited liability company (“Motorsport Network”), and Mike Zoi (collectively with Motorsport Network, the “Reporting Persons”).

b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 5972 NE 4th Avenue, Miami, FL 33137.

c)	Citizenship:

Motorsport Network is a Florida limited liability company.

Mr. Zoi is a citizen of the United States of America.

d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001

e)	CUSIP Number:

62011B102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13d-1(b), OR 240.13d-2(b) OR (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,000,000 shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Motorsport Games Inc. (the “Issuer”), of which Motorsport Network is the record holder of such shares. Mr. Zoi is the Manager of Motorsport Network and has sole voting and dispositive power with respect to the Shares. As a result, Mr. Zoi may be deemed to be the beneficial owner of the Shares.

b)	Percent of class:

The Shares represent approximately 59.96% of the Issuer’s outstanding Class A common stock, which is based on a total of approximately 11,673,587 shares of Class A common stock outstanding as of February 1, 2022 as provided by the Issuer.

c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0 for both Reporting Persons

(ii)	Shared power to vote or to direct the vote:

7,000,000 for both Reporting Persons

(iii)	Sole power to dispose or to direct the disposition of:

0 for both Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of:

7,000,000 for both Reporting Persons

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Motorsport Network, LLC

	By:	/s/ Mike Zoi
	Name:	Mike Zoi
	Title:	Manager

/s/ Mike Zoi
Mike Zoi

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Joint Filing Agreement